August 8, 2005


By facsimile to (212) 608-9169 and U.S. Mail


Mr. Wilson Cheng
Chairman, Chief Executive Officer, President, and Treasurer
Bestway Coach Express Inc.
2 Mott Street, 7th Floor
New York, NY 10013

Re:	Bestway Coach Express Inc.
	Registration Statement on Form 10-SB
	Filed July 15, 2005
	File Nos. 0-51437

Dear Mr. Wilson:

	We reviewed the filing and have the comments below. Where indicated, we think that you should revise the document in response to the comments. If you disagree, we will consider your explanation why a comment is inapplicable or a revision is unnecessary. Be as detailed as necessary in your explanation. To understand better your disclosure, we may ask you in some comments to provide us supplemental information. We may raise additional comments after reviewing this information.

	Our review`s purpose is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your document. We look forward to working with you to achieve these objectives. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

1. Update your filing to include interim financial statements as of and for the six months ended May 31, 2005. See Item 310(g) of Regulation S-B.


Background, page 3

2. Identify the casino locations in Connecticut to which Bestway
Coach Express provides motorcoach service.

3. Provide consistent disclosure for your revenue percentages here and in the table on page 13.

Equipment, page 5

4. We note that in about May/June 2005 Bestway Coach Express acquired
11 new MCI motorcoaches and traded in an equal number of older Van Hool motorcoaches. Tell us the carrying amount at the date of trade of the 11 older coaches, the trade-in amount, and how Bestway Coach
Express accounted for the purchase/trade-in transactions. We assume that the 11 MCI motorcoaches acquired are new, 2005 model year.

5. We note the disclosure on page F-7 and elsewhere that Bestway Coach Express leases all of its motorcoaches from various financing companies. Revise the disclosure here to clarify whether the 12 Van
Hool motorcoaches are leased. If the 12 Van Hool motorcoaches are leased, file the lease agreements as exhibits to the Form 10-SB.

6. Update the status of your plan to replace the remaining 12 Van
Hool motorcoaches, and disclose the costs for their replacement.

Business Risks, page 9

7. State the deductible amount under each insurance policy.

Concentrated Control Risks, page 10

8. Disclosure in the last paragraph on page 10 that Bestway Coach Express has no employment agreement with Mr. Wilson Cheng is inconsistent with disclosure on page 15 and elsewhere that Bestway Coach Express entered into an employment agreement with Mr. Cheng on
June 5, 2005.  Please revise.

Market Risks, page 11

9. Disclosure in the second paragraph on page 12 that Bestway
Coach
Express has 11.7 million shares of common stock outstanding is inconsistent with disclosure on page 24 and elsewhere that Bestway Coach Express has 13,680,000 shares of common stock outstanding as of
July 14, 2005.  Please revise.

Management`s Discussion and Analysis, page 12

10. Add disclosure about the frequency of your bus services, such as on a weekly or daily basis, and the typical utilization of your buses, thus allowing the readers of your financial statements to understand your passenger potential that could affect your ability to generate revenue.

Operating Results for Fiscal Year 2004 Compared to 2003, page 15

11. Quantify in more detail to the extent possible your results of operations to help readers better understand changes from one year to the next. For example, quantify the material components that impacted the change in sales and operating expenses year over year.
See Release No. 33-8350.

12. We note that fuel costs are a significant component of your operating costs. Describe Bestway Coach Express` strategy and any actions that it has taken to deal with rising fuel costs. Also discuss Bestway Coach Express` ability or inability to pass increased costs to customers.

Liquidity and Capital Resources, page 17

13. Your analysis of your liquidity and capital resources, particularly your cash flow analysis, should not be recitation of changes and other information evident to readers from your financial statements. Rather, your analysis should provide your readers with information that will allow them to assess your prospects for the future. Expand this section in your filing to address the items discussed in section IV of Release No. 33-8350.

Description of Property, page 20

14. We note the disclosure that Bestway Coach Express leases an administrative office and a garage depot. Since the facilities appear to be material to Bestway Coach Express` business, advise what consideration you have given to filing the lease agreements as exhibits to the Form 10-SB.

15. We note your disclosure that the lease on your Brooklyn garage increases from $9,000 to $9,500 per month beginning on February 1, 2007. Confirm to us that you are recognizing your rent expense on this lease on a straight line basis over the life of the lease in accordance with FASB Technical Bulletin 85-3.

Security Ownership of Certain Beneficial Owners and Management,
page
21

16. Disclosure on page 24 indicates that two million shares were issued to Mr. Wilson Cheng in May 2005. Add a subsequent event footnote that discloses all material equity transactions occurring after the date of the latest interim financial statements presented.
Also, your disclosure on page 12 on the number of shares outstanding is out of date. It states that 11,700,000 common shares are outstanding.

17. Provide us your analysis to determine the fair value of the two million shares issued to Mr. Wilson Cheng and how this transaction was recorded.

18. Revise your disclosure to correct the discrepancy between your beneficial ownership table on page 21 and the discussion of concentrated control risks on page 10. For example, you disclose on page 21 that Mr. Wilson Cheng owns 61.4% of your outstanding shares, but you state on page 10 that he owns 54.7%.

Description of Securities, page 24

19. This section`s second paragraph`s first sentence is unclear.
Inclusion of the words "as and to receive dividends when" appears inadvertent. Please revise.

Common Stock, page 24

20. We note that Bestway Coach Express issued on May 24, 2005 two million shares of common stock to Mr. Wilson Cheng for his personal guarantee of a financing agreement with Caterpillar Financial Services. Tell us the value attributed to the two million shares issued and how Bestway Coach Express determined that value. Also tell us how Bestway Coach Express is accounting for the guarantee.

Recent Sales of Unregistered Securities, page 27

21. Disclosure that Bestway Coach Express has not sold any of its securities in a private placement or otherwise during the past three years is inconsistent with disclosure on page 24 and elsewhere that
Bestway Coach Express agreed to issue Mr. Wilson Cheng two million shares of common stock in exchange for his personal guarantee of $4,046,000 of debt that Bestway Coach Express used to acquire 11 new motorcoaches in May 2005. Revise this section`s disclosure to comply with the requirements of Item 701 of Regulation S-B.

Report of Independent Registered Public Accounting Firm, page F-2

22. We note your disclosure on page 9 that "the audit report of our
independent auditor for the fiscal year ended November 30, 2004
and
2003 indicates that we have a net capital deficiency that raises substantial doubt about our ability to continue as a going concern."
However, the audit report on page F-2 does not contain a going concern paragraph. Explain to us this discrepancy. We assume that
the statement made on page 9 is correct.   Further, if your
accountant has determined that there is substantial doubt about your ability to continue as a going concern, expand the disclosures to provide robust disclosures on the substantial doubt about your ability to continue as a going concern. Specifically, revise your disclosure to include:

* The possible effects of these conditions and events.

* Your evaluation of the significance of the conditions and events and the mitigating factors.

* Detailed description of your plans for dealing with the adverse effects of the conditions and events.

* A discussion of the recoverability or classification of assets and liabilities.

	Refer to AU Section 341.10 for additional guidance.

23. Provide detailed disclosure in your MD&A of the demands and sources of your cash covering at least a 12 month period from the latest balance sheet date. See Financial Reporting Codification
501.03.a.

24. We note that your independent public accountant is licensed in the state of Utah while your principal operations are in the state of
New York. Confirm to us that Child, Sullivan and Company is in compliance with the New York State licensing requirements for its audit of your financial statements. If there is noncompliance with
New York State requirements, you should consider the need for additional disclosure, your independent public accountant should consider registering with the state of New York, or you should consider obtaining audit services from a different independent public accountant.

25. We have note the reference to restated financial statements in the audit report. Within your MD&A and in the footnotes to the financial statements, provide disclosure that explains the nature of this restatement. Include a tabular reconciliation of the previously reported amounts to the restated amounts. We assume that the restatement does not refer to the change in par value as discussed in note 19.

Capitalized Lease Obligation, page F-3

26. We note that at November 30, 2004 accounts payable and accrued liabilities included $104,459 representing interest and penalties on delinquent lease payments. Tell us whether any delinquencies exist at the current date. If so, tell us the amount and describe the situation in MD&A.

27. We note that at February 28, 2005 and November 30, 2004
current
maturities of capitalized lease obligations are reflected as
$1,284,282 at both dates.   Confirm that the amounts are correct.

Revenue Recognition, page F-9

28. We note your disclosure on page 3 that in your per seat operations you are paid by each individual customer. However, you state in your trade receivables policy on page F-11 that 96% of your balance as of November 30, 2004 is due from one casino customer. Expand your revenue recognition policy to differentiate between contracted and per seat basis. Also address the criteria in SAB Topic 13 to recognize revenue in your policy.

29. We note your disclosure that a liability for receipts from services sold but not yet earned is recorded as unredeemed services.
Disclose this amount, if material. We understand that the amount is included in the caption, accounts payable and accrued liabilities. The amount of accounts payable should be stated separately. Any material component of accrued liabilities should be stated separately.

Note 6. Property and Equipment, page F-11

30. We note your disclosure on page F-7 that your 23 motorcoaches are leased "generally under long-term capitalized leases for a term of seven years." Further, you have disclosed in note 7 on page F-12 that during the year ended November 30, 2004 you "exercised the purchase options associated with these leases, which had the effect of extending the leases on these buses generally over three (3) more years." However, you disclose in note 6 on page F-11 that your motorcoach capitalized leases have an estimated useful live of 15 years. We note your disclosure on page F-7 that your entire fleet of
23 motorcoaches is leased. In consideration of paragraph 11 of SFAS
No. 13, explain to us why you are amortizing your capitalized leases for motorcoaches over a life greater than the life of the leases.

Note 9. Major Customers, page F-14

31. Disclose separately in your footnotes the revenue applicable to each customer that is 10% or more of your total revenue. See paragraph 39 of SFAS 131.

Note 14. Acquisition of Subsidiary, page F-18

32. We reviewed the Form 10-KSB for AMCO Transport Holdings, Inc. for the fiscal year ended December 31, 2002 and note that assets were a zero balance at December 31, 2002 and 2001 and there was zero revenue for the years ended December 31, 2002 and 2001. In consideration of these facts, explain to us how you determined that there was not goodwill impairment upon the completion of this acquisition. See paragraphs 18-29 of SFAS 142.

Trade Accounts Receivable, net, page F-2 (interim)

33. We note that the balance of trade accounts receivable increased from $246,985 at November 30, 2004 to $391,266 at February 28, 2005.
Tell us whether the trade receivables at February 28, 2005 have been fully collected. Continue to disclose any concentration in trade receivables at both year end and interim dates. We note that at November 30, 2004 trade receivables were concentrated in one casino customer.

Inventories, page F-2 (interim)

34. Explain to us why your inventory balance of $119,046 remained unchanged from November 30, 2004 to February 28, 2005. Tell us if a physical inventory was conducted at or for your interim balance sheet date of February 28, 2005. Further, explain to us why your fuel component of inventory remained unchanged from November 30, 2003 to
November 30, 2004.

Exhibit Index

35. You omitted exhibit 12, code of ethics, from the exhibit index.
See Item 1(b) of part III of Form 10-SB, and revise.


Closing

	File an amendment to the Form 10-SB in response to these comments. To expedite our review, you may wish to provide us three marked courtesy copies of the filing. Include with the filings a cover letter tagged as correspondence that keys the responses to the comments and any supplemental information requested. If you think that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the filing, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosures in the filings reviewed by us to make certain that they have provided all information that investors require for an informed decision. Since Bestway Coach Express and its management are in possession of all facts relating to the disclosures in the filings, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      When responding to our comments, provide a written statement from Bestway Coach Express acknowledging that:

* Bestway Coach Express is responsible for the adequacy and accuracy of the disclosures in the filings.

* Our comments or changes to disclosures in response to our comments do not foreclose the Commission from taking any action on the filings.

* Bestway Coach Express may not assert our comments as a defense in any proceedings initiated by the Commission or any person under the
United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that you provide us in our review of the filings or in response to our comments on the filings.

      You may direct questions on accounting comments to Ryan E.
Rohn, Staff Accountant, at (202) 551-3739 and Nathan N. Cheney,
Assistant Chief Accountant, at (202) 551-3760.  You

may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Christopher
B.
Edwards, Special Counsel, at (202) 551-3742.

Very truly yours,





Pamela A. Long
					    Assistant Director



Mr. Wilson Cheng
August 8, 2005
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE